Exhibit 99.5

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

March 25, 2010	Trading Symbol: TSX – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

OROMIN APPOINTS VICE PRESIDENT OF SENEGAL OPERATIONS

Oromin Explorations Ltd. (“Oromin”), on behalf of the Oromin Joint Venture Group (“OJVG”), is pleased to report that it has engaged Abdoul Aziz Sy as its Vice President of Sénégal Operations to assist in the development of its Sabodala Gold Project in Sénégal.

Mr. Sy will be responsible for the oversight of all OJVG’S operations within Sénégal. This will include governmental liaison, in country supervision of development operations, liaison with OJVG’s proposed construction team and advisory input on exploration activities as directed by Oromin in its capacity as the operator of OJVG.

Mr. Sy is a geological engineer who also holds both a M.Sc. and an MBA from the Université du Québec. Mr. Sy was formerly Randgold Resources Limited’s Country & Exploration Manager for Sénégal. During this time he played a critical role in establishing Randgold in Sénégal, building a successful all-Sénégalese exploration team and a quality portfolio of exploration permits that led to Randgold’s discovery of its +3Moz Massawa gold deposit located nearby OJVG’s Sabodala gold project. Mr. Sy was also a member of the exploration team involved in Randgold’s discovery of the Morila +5Moz world class gold deposit in southern Mali.

Chet Idziszek, Oromin’s Chief Executive Officer, stated: “We welcome Mr. Sy to the OJVG’s team and look forward to his participation in the successful development of the Sabodala gold project.”

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with public markets, mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.